April 20, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:	Mr. Eric Envall

Re:	Banco Santander, S.A. Registration Statement on Form F-4, as amended File No. 333-294235

Ladies and Gentlemen:

With respect to the above-referenced registration statement (the “Registration Statement”) of Banco Santander, S.A. (the “Registrant”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement so that it is declared effective at 4:00 p.m. (EST) on April 22, 2026 or as soon as practicable thereafter.

Please contact Michael J. Willisch of Davis Polk & Wardwell LLP, counsel to the Registrant, at +(34) 91 768 9610, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page to follow]

Very truly yours,

BANCO SANTANDER, S.A.

By:	/s/ José Luis de Mora Gil-Gallardo
	Name:	José Luis de Mora Gil-Gallardo
	Title:	Authorized Representative

By:	/s/ Javier Illescas
	Name:	Javier Illescas
	Title:	Authorized Representative

cc:	Michael J. Willisch, Davis Polk & Wardwell LLP